LION LAND BERHAD (415-D)

A Member of The Lion Group

8 October 2002

02055483

02 OCT 22 AM 9:18

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

SUPPL

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Land Berhad

We enclose herewith a copy of the General Announcement dated 4 October 2002, Re: Proposed Change of Name for filing pursuant to exemption No. 82-3342 granted to Lion Land Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION LAND BERHAD

WONG PHOOI LIN
Secretary

PROCESSED
NOV 04 2002
THOMSON FINANCIAL

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

10/28

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155/21613166 Telefax: (603) 21623448

Form Version 2.0

General Announcement

Ownership transfer to LLB on **04-10-2002 05:38:29 PM**
Reference No **LL-021004-4F4E7**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Lion Land Berhad**
*	Stock name	: **LIONLND**
*	Stock code	: **4235**
*	Contact person	: **Wong Phooi Lin**
*	Designation	: **Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Proposed Change of Name

* **Contents :-**

Reference is made to the earlier announcement on 28 June 2002 in relation to the proposed change of the Company's name to "Lion Industries Corporation Berhad" ("Proposed Change of Name").

The Registrar of Companies ("ROC") had on 25 June 2002 approved the name "Lion Industries Corporation Berhad" for the Proposed Change of Name.

Subsequently, on the application to the ROC by the Company on the expiry of the reservation of name on 25 September 2002, the ROC had extended the reservation of the name "Lion Industries Corporation Berhad" for another 3 months.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

LION LAND BERHAD (415-D)

Secretary

4 OCT 2002